Filed by Dollar Tree, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934 Subject Company: Family Dollar Stores, Inc. (Form S-4 File No. 333-198015) The following is the transcript from the conference call hosted by Dollar Tree, Inc. (“Dollar Tree”) on November 20, 2014 to report its results for the third fiscal quarter ended November 1, 2014.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT DLTR - Q3 2014 Dollar Tree Inc Earnings Conference Call EVENT DATE/TIME: NOVEMBER 20, 2014 / 2:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S Randy Guiler Dollar Tree, Inc. - VP, IR Bob Sasser Dollar Tree, Inc. - CEO Kevin Wampler Dollar Tree, Inc. - CFO C O N F E R E N C E C A L L P A R T I C I P A N T S Dan Wewer Raymond James & Associates - Analyst Scot Ciccarelli RBC Capital Markets - Analyst Michael Lasser UBS - Analyst Paul Trussell Deutsche Bank - Analyst Matt Nemer Wells Fargo Securities - Analyst Meredith Adler Barclays Capital - Analyst P R E S E N T A T I O N Operator Good day and welcome to the Dollar Tree third-quarter earnings conference call. Today's conference is being recorded. At this time, I would like to turn the conference over to Randy Guiler, Vice President, Investor Relations. Please go ahead, sir. Randy Guiler - Dollar Tree, Inc. - VP, IR Thank you, Christy. Good morning and welcome to our conference call to discuss Dollar Tree's performance for the third quarter of fiscal 2014. Our call today will be led by our CEO, Bob Sasser, who will share insights on our third-quarter performance and an update on our business initiatives. Kevin Wampler, our CFO, will then provide a more detailed review of our third-quarter financial performance and details related to our outlook for the remainder of the year. Before we begin, I would like to remind everyone that various remarks that we will make about future expectations, plans and prospects for the Company constitute forward-looking statements for the purposes of the Safe Harbor provision under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors included in our most recent press release, most recent current report on Form 8-K, quarterly report on Form 10-Q and annual report on Form 10-K, which are on file with the SEC. We have no obligation to update our forward-looking statements and you should not expect us to do so. On July 28, 2014, Dollar Tree announced that it had entered into a definitive merger agreement to acquire Family Dollar stores. Unless otherwise noted, all margin, net income and earnings comparisons presented today exclude the impact of Family Dollar acquisition-related costs for the third quarter and year-to-date. Acquisition-related costs for the third quarter and year-to-date are included in the adjustments column of the consolidated income statement included in today's earnings release. I would like to inform you that Dollar Tree has filed a Form S-4 registration statement that includes a proxy statement of Family Dollar and prospectus of Dollar Tree regarding the merger. The registration statement has been declared effective by the SEC and the proxy statement prospectus has been mailed to Family Dollar shareholders. You are urged to read the proxy statement and prospectus because it contains important information about the merger. In addition, Dollar Tree and Family Dollar and their directors and officers may be deemed to be participating in the solicitation of proxies in favor of the proposed merger. You can find information about the Dollar Tree directors and executive officers in Dollar Tree's most recent proxy statement 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 20, 2014 / 2:00PM, DLTR - Q3 2014 Dollar Tree Inc Earnings Conference Call

and about Family Dollar directors and officers in Family Dollar's most recent 10-K. You may obtain a copy of these documents through the SEC's website, the Dollar Tree and Family Dollar websites or by requesting a copy from either company's Investor Relations department. The purpose of today's call is to discuss Dollar Tree's performance for the third fiscal quarter. During today's Q&A and in follow-up telephone calls, we will not discuss our impending acquisition of Family Dollar or related matters. At the end of our prepared remarks, we will open the call to your questions related to our third-quarter performance. Please limit your questions to one and one follow-up question if necessary. Now I will turn the call over to Bob Sasser, Dollar Tree's Chief Executive Officer. Bob Sasser - Dollar Tree, Inc. - CEO Thanks, Randy. Good morning, everyone. This morning, we announced Dollar Tree's results for the third quarter 2014. Comp store sales increased 5.9% in the quarter, driven by increases in both traffic and average ticket. This was on top of a 3.1% comp in the third quarter last year and marked our 27th consecutive quarter of positive comp store sales. Total sales grew 11.2% to more than $2.09 billion. Operating income increased by $29.7 million, or 14.5% and operating margin for the quarter was 11.2%, a 40 basis point improvement from the prior year's third quarter. Net income increased 13.6% to $142.4 million and adjusted earnings per diluted share increased 19% to $0.69 compared with third-quarter 2013 earnings of $0.58 per share. Year-to-date through three quarters of 2014, total sales were $6.13 billion. This is an increase of 9.3%. Comp store sales increased 3.9%. Operating income increased by $56.3 million to $678.4 million. Operating margin was 11.1%, net income was $406.7 million compared with $383.6 million last year and earnings per diluted share were $1.96, an increase of 13.3% compared with $1.73 per share last year. I am extremely pleased with our third-quarter performance. These results continue to validate that Dollar Tree is part of the solution for millions of consumers as they strive to balance their household budgets. Our strategy to increase the WOW factor resonated with customers in the third quarter. Our merchants delivered product that exceeded the customers' expectations and our stores delivered on our promise of a clean, fun and friendly shopping experience. Our focus continues to be on serving our existing customers better while taking every opportunity to gain new customers in every store every day. Our operating margin continues to lead the discount retail sector while our values are better than ever and our prices as always are just $1 per item. Our customers know that, at Dollar Tree, yes, you can afford it. Comp store sales were consistent and steady as we moved through the quarter. Sales in the home, seasonal and basics division were tightly grouped and our sales increase was the result of growth in both basic consumables and discretionary product. Top-performing categories included pet supplies, hardware, party, household products and food. Additionally, sales performance in the third quarter was relatively consistent across the country and all five zones achieved solid comp store sales increases with strongest comps in our southern zone. Key events in the third quarter included back-to-school with dominant displays in August, including pens and pencils and paper, glue, crayons, scissors, all the basic needs that you have to have to head back to class and all priced at $1 or less. In September, store teams quickly transitioned the seasonal area to fall harvest and Halloween products. Virtually overnight, Dollar Tree became Halloween headquarters with major statements of Halloween dress-up, costume accessories, trick-or-treat buckets, bags and candy. Customers were thrilled with our displays of Halloween decor and party supplies. They responded with their purchases and we were pleased with our sales results. Also in September, we celebrated our 28th anniversary at Dollar Tree and kicked off a two-month celebration event with the largest selection of bonus buys and WOW items ever available to our customers in a short period of time. There were almost 200 different special value items available during the two-month event. Key categories were home cleaning, snack, beverage, candy and food. High-value private labels and national brands were represented throughout the event. Our offers were compelling and our customers were thrilled. Sales results were excellent. Looking forward, we are well-positioned for increased relevance to our customers, sustained growth and improved profitability. We have many opportunities to continue growing and improving our businesses through opening more stores, increasing the productivity of all stores and further developing our new formats, new markets and new channels as growth vehicles. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 20, 2014 / 2:00PM, DLTR - Q3 2014 Dollar Tree Inc Earnings Conference Call

In the third quarter, we opened 117 new stores and we relocated and expanded 18 existing stores for a total of 135 projects. Total square footage increased 6.8%. We ended the quarter with a total of 5,282 stores across 48 states and five Canadian provinces and we're on track to achieve our opening plan for the full year, which includes 375 new stores and 75 relocations and expansions for a total of 450 projects across the US and Canada. As a reminder, square footage for the full year is planned to increase 7% over fiscal 2013. In addition to new stores, we continue to execute our strategy to improve productivity in existing stores. This strategy includes category expansions. Our customers are finding more value as we continue to rationalize and expand assortments in pet supplies, hardware, healthcare, beauty and eyewear, as well as home and household products. Customers are continuing to see more powerful and more relevant seasonal and party presentations enhancing their shopping experience. Our seasonal assortments are creating merchandise energy as our storefronts change with the seasons. At Dollar Tree, we want to own the seasons at the $1 price point. Store associates are working diligently to provide greater customer engagement in our stores and especially at the front end to drive impulse and related item sales. Stores are keenly focused on providing value and a shopping experience that exceeds the expectations of every customer every day. As always, our merchants and store teams are focused on being first of the month ready with an increased emphasis on displays of basic consumable core items when more customers are shopping for their basic needs. And to satisfy basic needs and to enhance frequency of visit, we continue to expand our frozen and refrigerated category. In the third quarter, we installed freezers and coolers in 133 additional stores. We now offer frozen and refrigerated product in 3,543 stores with plans to expand this important category to additional stores over time. While this category is lower margin, the product serves the needs of our customers, it is faster turning, more frequently purchased and the increase in shopping frequency provides the opportunity to drive sales across all categories, including higher margin discretionary product. In addition to new Dollar Tree stores in the United States, Dollar Tree Canada and Deal$ are key components of our growth strategy. In third quarter, we opened nine new Dollar Tree Canada stores ending the quarter with a total of 205 Canadian stores. Leveraging the buying power of Dollar Tree, our merchants are sourcing higher value product and our Canadian customers are finding broader, more exciting assortments and better values in the stores. There is an enormous potential for growth in Canada. As we grow and improve, we believe the Canadian market will support up to 1000 stores. This is in addition to the 7,000 store potential for Dollar Tree in the United States, plus additional growth in our Deal$ brand. Our goal is to be recognized by customers as the leading retailer in Canada at the single price point of CAD1.25 just as we are in the US at the $1 price point. Our Deal$ format further extends our ability to grow. By lifting the restriction of the $1 price point, we have the opportunity to serve more customers with more categories and increase our overall unit growth potential. Deal$ delivers low prices on everyday essentials, party goods, seasonal and home products. These stores operating using a multiple price point strategy and they have the potential to generate higher store volume with a higher average ticket. We ended the third quarter with a total of 219 Deal$ stores. In addition to Dollar Tree, Dollar Tree Canada and Deal$, our online business at Dollar Tree Direct is growing in size and performance. Dollar Tree Direct provides an opportunity to broaden our customer base, drive incremental sales, expand brand awareness and attract more customers and to more stores. In the third quarter, we launched our world-class local search solution. Local searches are done for specific and usually more immediate reasons. As an example, this functionality will help people find Dollar Tree like never before via local search engines. Dollar Tree Direct also launched a new section on our website in the third quarter that houses all of our crafty and seasonal videos. You will find more than 25 short videos covering our exciting seasonal merchandise from how to throw a great party on a tight budget to do-it-yourself craft videos. We continue to leverage social media to connect with customers. A few examples include our loyalty program called the Value Seekers Club, which has grown 110% over the past 12 months. Our email database has grown to more than 1.4 million subscribers and we now have more than 1.3 million fans on Facebook. Social media continues to provide tremendous opportunities to communicate about exciting events and great products both in our stores and online. We are pleased with the year-over-year growth of both sales and visitors to our Dollar Tree Direct business. Please check us out at DollarTree.com. Now I'd like to turn the call over to Kevin who will give you more detail on our financial metrics and share our outlook. Kevin? 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 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Kevin Wampler - Dollar Tree, Inc. - CFO Thanks, Bob. As Bob mentioned, our adjusted third-quarter earnings increased 19% to $0.69 per diluted share. We are especially pleased with our 5.9% comp sales performance, which was composed of a 4.7% increase in traffic and a 1.1% increase in average ticket. The comp strength was very broad-based by category across regions and throughout each of the three months in the quarter. Starting with gross profit, our gross profit margin was 34.6% during the third quarter compared with 35% in the prior year's third quarter, a change of 40 basis points. The majority of the decrease was related to freight. Freight cost as a percentage of sales increased as domestic trucking rates were higher reflecting the effect of the industrywide driver shortage. Merchandise mix again negatively impacted margin. However, as Bob mentioned, we have made strategic decisions to expand assortments focused on providing greater value to consumers in order to drive traffic and capture share. We continue to be pleased with the results we are seeing. Partially offsetting headwinds from freight and mix were improved initial markup across many categories and leverage on occupancy costs. The higher IMU reflects continued improvements in sourcing and the flexibility of our merchandise model. Excluding acquisition-related costs, SG&A expenses were 23.4% of sales for the quarter, an 80 basis point improvement compared with 24.2% in the third quarter last year. Payroll-related expenses represented 45 basis points of the improvement due to leverage from the same-store sales increase, reduced store payroll due to improved productivity, lower healthcare costs and lower workers' compensation expenses. Store operating costs improved 15 basis points due to lower store repair and maintenance expenses and depreciation expense improved approximately 15 basis points as a percent of sales due to the leverage from the strong 5.9% same-store sales. Adjusted operating income increased $29.7 million compared to the third quarter last year. Adjusted operating margin improved 40 basis points to a third-quarter Company record of 11.2%. Year-to-date through the third quarter, our operating margin is 11.1%, the same as a year ago despite continued freight headwinds related to the domestic driver shortages in the trucking industry. The tax rate for the third quarter was 36.6% compared to 36.9% in the third quarter last year. The reduction in the tax rate is due to a favorable adjustment from the completion of the 2013 tax returns. Cash and investments at quarter-end totaled $407.6 million compared with $147.1 million at the end of the fiscal third quarter of 2013. Our consolidated inventory at quarter-end was 5.5% greater than at the same time last year while selling square footage increased 6.8%. Consolidated inventory per selling square foot actually decreased 1.2%. Our inventory turn increased in the third quarter and we expect continued improvement in inventory turns for the full year. We believe that current inventory levels are appropriate to support scheduled new store openings and our sales initiatives for the remainder of 2014. Capital expenditures were $94.2 million versus $84.5 million in the third quarter last year. For the full year of 2014, we continue to expect consolidated capital expenditures to be in the range of $360 million to $370 million. Capital expenditures are focused on new stores and remodels, including additional fee development stores, the addition of frozen or refrigerated capability to approximately 460 stores, IT system enhancements, including information security, expansion of our Joliet, Illinois distribution center and the initial phases of work on our 11th distribution center. We have not yet announced the location of this distribution center, but we anticipate breaking ground in the first quarter of 2015 and having the facility open in Q1 of 2016. Depreciation and amortization totaled $50.9 million versus $48.6 million in the third quarter of 2013, an improvement of approximately 15 basis points as a percent of sales. We continue to expect depreciation expense to be in the range of $200 million to $210 million for the year. Our guidance takes into account our actual performance for the first three quarters of 2014, as well as our visibility and forecast into the remainder of the year. Our guidance includes the following assumptions. We anticipate that freight costs will continue to be a headwind to gross margin primarily as a result of driver shortages. Product margin will remain under pressure based on strategic decisions to invest in certain product categories driving traffic and marketshare increases. This year, there is one additional selling day between Thanksgiving and Christmas, which returns us to a more normal pattern than in 2013. We cannot predict future currency fluctuations; we have not adjusted our guidance for changes in currency rates. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 20, 2014 / 2:00PM, DLTR - Q3 2014 Dollar Tree Inc Earnings Conference Call

Our guidance also assumes a tax rate of 38.1% for the fourth quarter and 37.8% for the full year. We continue to expect weighted average diluted share counts to be 206.6 million for the fourth quarter and 206.9 million shares for the full year. Additionally, we have not included any acquisition-related costs in our fourth-quarter guidance as we cannot currently forecast the timing of when these costs will be incurred. Our outlook for the fourth quarter is consistent with our original forecast as we entered into the back half of this year. For the fourth quarter of 2014, we are forecasting sales in the range of $2.39 billion to $2.46 billion based on a low to low mid-single digit comparable store sales increase and 7% square footage growth. We anticipate that gross profit margin will continue to be challenged by year-over-year freight increases, as well as our commitment to provide greater value to our consumers in this challenging macro environment. Diluted earnings per share, excluding acquisition costs, are expected to be in the range of $1.07 to $1.14, an increase of 5% to 12% compared with the fourth quarter of last year. For the full fiscal year of 2014, we are now forecasting sales in the range of $8.52 billion to $8.58 billion based on a low to low mid-single digit increase in same-store sales and 7% square footage growth. Diluted earnings per share are now expected to be in the range of $2.97 to $3.04. This represents an increase of 9% to 12% over 2013 earnings per share of $2.72. I will now turn the call back over to Bob. Bob Sasser - Dollar Tree, Inc. - CEO Thank you, Kevin. As a reminder, we will not answer questions related to or provide more detailed insight on the pending acquisition of Family Dollar. However, before I continue, I want to make a few comments. On November 7, Dollar Tree certified substantial compliance with the second request of the Federal Trade Commission. The current process with the FTC is what we expected many months ago. This is a large merger involving many stores and it simply takes time for the FTC to analyze the documents and data. We commend and very much appreciate the hard work and diligence of the FTC staff. These are two different and complementary strategies. Our single price point Dollar Tree stores sell very different products to a different customer base than the multi-price point Family Dollar stores. Our merchandise overlap is small and products in Dollar Tree stores are priced at one price nationally. Our concepts, merchandise and customers are very different. As a result, we are confident and expect the number of any divestitures will be less than the original divestiture commitment we made in the July merger agreement. This will not materially affect our business or results of operation. To provide better clarity to the Family Dollar shareholders on the FTC process, the shareholders meeting to vote on the merger has been reset for December 23. I am pleased with the work that has been done on integration planning and we are more excited than ever about the potential of the combined companies. We are continuing to work to close the transaction as soon as possible. As a reminder, this combination creates a large and leading discount retailer in the most attractive sector in North American retail. We are combining complementary business models across fixed and multi-price point strategies targeting a broader range of customers and geographies. We see significant and immediate opportunities for operational improvement and near-term opportunities for synergies, all of which create opportunities for enhanced financial performance, improved growth prospects and higher returns for our shareholders. We look forward to successfully concluding the acquisition and welcoming the Family Dollar associates to our team. I'm extremely pleased with our third-quarter and year-to-date performance and I'm excited about Dollar Tree's future. In fact, this year, we are on target to exceed 1 billion transactions for the first time in our Company history. Initiatives to drive comp store sales are finding enthusiastic acceptance with a consumer that continues to be under pressure to make ends meet. Our in-stock on basics is the best ever. Customers are finding more of the things they need and the things they want on each trip. Stores our first of the month ready. When the customer has money in their pocket and they are ready to shop, we want to be ready with the product. We think of the first of the month as 12 additional holidays and we prepare them as such. The expansion of WOW items is providing customers with bigger sizes, bonus buys and bigger savings throughout the store. Our category expansions in pet supplies, hardware, household supplies, food, electronics and party are driving solid sales increases. We continue to roll out frozen and refrigerated product to drive traffic to more stores. Our front entrances are well-stocked with ever-changing assortments of seasonal products that add excitement and merchandise energy to the shopping experience. Our stores are full, fun and friendly with more customer engagement as we strive for the same experience for every customer in every store every day. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 20, 2014 / 2:00PM, DLTR - Q3 2014 Dollar Tree Inc Earnings Conference Call

This was a terrific quarter. Total sales grew 11.2% and we exceeded $2 billion in third-quarter sales for the first time in Company history. Our comp store sales increase of 5.9% was our best quarterly comp since fourth quarter of 2011. Importantly, sales were the result of increases in both traffic and average ticket. Our customers are shopping more frequently and buying more on each trip. Sales came from across the store, solid comp increases in both consumables and discretionary products. Each of the three months in the quarter was solid single-digit comp sales positive and adjusted earnings per share grew 19% to $0.69 per diluted share. At Dollar Tree, our focus is on growing operating profit using a strategic approach to driving sales, managing gross margin and controlling expenses. In the third quarter, excluding acquisition-related costs, we achieved a third-quarter Company record at 11.2% operating margin, up 40 basis points from the prior year. We are a large and growing company with multiple platforms and room for growth. In the third quarter, we opened 117 new stores, expanded and relocated 18 stores and ended the quarter with 5,282 stores and square footage growth of 6.8%. The Dollar Tree brand is a benchmark of value for our customers and there's great opportunity to grow and expand Dollar Tree in the US through more stores and more productive stores. We're building, expanding and improving the Dollar Tree Canada brand. The Deal$ brand is serving more customers with increased value on even more categories and Dollar Tree Direct continues to broaden its reach to customers throughout North America. During the third quarter, Dollar Tree celebrated its 28th anniversary. Through those years, we've grown steadily, built solid infrastructure, evolved from small stores to larger stores with broad assortments and reinvented ourselves continually. Yet we have remained true to our original concept. Everything is still $1 at Dollar Tree and everything is of value. As I look to the future, I see a continuation of exciting opportunities, our balance sheet is strong. The Dollar Tree business model is powerful, flexible and more relevant than ever, providing extreme value to customers while recording record levels of earnings. This has been tested by time and validated by history. We remain committed to a concept that customers love and we're positioned for continued profitable growth for many years ahead. We have a vision of where we want to go and the ability to get there with infrastructure, capital and most importantly a talented management team that has a long history of retail success. It's a great time to be Dollar Tree. Our inventories are clean and fresh, the shelves are full of the right product for Thanksgiving and the holiday season and our values have never been better. Christy, we are now ready for questions about our third quarter. Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions). Dan Wewer, RBC Capital Markets. Dan Wewer - Raymond James & Associates - Analyst Well, actually, I'm still at Raymond James. At the end of your comments, you noted that Dollar Tree is a very different concept. On every performance metric, Dollar Tree is widening its advantages, vis-a-vis Family Dollar, I guess Dollar General for that matter and I thought you did a great job of listing the reasons why you said, quote, it's a great time to be Dollar Tree. So with that in mind, can you remind me as to what Dollar Tree can do to Family Dollar to turn around its performance that's going to represent 55% of the revenues of the combined organization? Bob Sasser - Dollar Tree, Inc. - CEO As we stated in our prepared remarks, we're not taking questions related to our acquisition of Family Dollar. The Family Dollar shareholder vote is scheduled for December 23. We are eager to add the Family Dollar name to our portfolio, but I can't take questions about it. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 20, 2014 / 2:00PM, DLTR - Q3 2014 Dollar Tree Inc Earnings Conference Call

I will tell you that we're excited about our business at Dollar Tree. Third quarter was a terrific result and we beat on every metric. Our strategies work and customers really are finding us as a way of balancing their budget. They know that they can find things they need and the things they want. You can come to Dollar Tree and you can get what you want, things that you need and it's a nice shopping experience. Our customers describe it as a fun shopping experience. They always find something that they didn't expect to find and always at great value. So we're different. Everything is $1 at Dollar Tree. It has been now for 28 years. No one else can say they have the same price they had 28 years ago. We're very proud of that. We're very proud of the brand image that we've built with our customers. We're very proud of the execution, especially in the third quarter (inaudible). Dan Wewer - Raymond James & Associates - Analyst Yes, I totally agree with everything you just said. Let me ask the question this way. Maybe Kevin would like to answer this one. Do you think that the performance advantage at Dollar Tree, vis-a-vis the other two concepts, just reflects -- it's a superior concept or do you think it's execution that's accounted for Dollar Tree's widening performance gap? Kevin Wampler - Dollar Tree, Inc. - CFO As we think about it, you've heard us say before we focus on our business. We focus on what we can control and that's the way we've always thought about our business. The dollar price point is a key differentiator at the end of the day. The customer loves it. We focus on the customer. Again, as we talk about our stores, it's about a fun, friendly shopping environment. Associates that are friendly and greet the customer, a lot of our store people know the folks that shop in their stores on a first name basis that are regular customers. So I think there's a lot of that that goes into it. But, again, at the end of the day, it is -- our belief is focus on what we can control and then execute to it. Dan Wewer - Raymond James & Associates - Analyst Okay. Well, thought I would try. Okay, thank you. Operator Scot Ciccarelli, RBC Capital Markets. Scot Ciccarelli - RBC Capital Markets - Analyst Hey, guys. I was thinking Dan replaced me for a second there. Have you guys seen anything that creates concerns for the fourth-quarter sales performance? And the reason I'm asking is obviously third-quarter results were very good; you are actually up against a pretty darn easy comparison in the fourth quarter. So I guess I am a little surprised the comp guidance is low single digits, especially with gas prices coming down, which I would think would be a nice incremental positive for you guys. Kevin Wampler - Dollar Tree, Inc. - CFO Well, as we think about the guidance just big picture, Scot, I know you folks like to look at these two-year stacks and things like that and the two-year stack might suggest that we should be doing a 7 comp in the fourth quarter, which obviously would be a tall task for anybody at the end of the day. But as we look at the guidance, we expect -- we're going to ring the register every time we can during the quarter and we think we've got a good merchandise plan. The stores look great. I hope you all get to have a chance to get out and get in our stores and see our holiday merchandise as we move through the season. But I think in the guidance standpoint, we still expect headwinds from freight. That's going to continue to be there. We would expect a little leverage on SG&A. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 20, 2014 / 2:00PM, DLTR - Q3 2014 Dollar Tree Inc Earnings Conference Call

I think the other thing -- and the big picture I want everybody to realize is that we have not changed our guidance from what we gave originally in February other than to adjust for the actual results and the acquisition costs. What we've got to remember is the February guidance did not contemplate the level of freight headwinds that we've faced during this year. So we've been able to offset that by driving sales and controlling costs and creating leverage on expenses. So I mean I think that's been a big part of this and I think it really kind of points back to what you've heard Bob and I say before that if we can see it coming, we can react accordingly. We can make plans within the business to work to mitigate some of these increases that we may see in certain line items. So I think there's a lot of moving pieces, but I think really given some of the cost pressures we've seen on freight, I really feel pretty good about our performance this year, but also as we look at guidance. And at the end of the day, if we are able -- if the guidance is there, we are always going to look to outperform if we can, but obviously if you asked the people in Buffalo right now, you don't know what the weather is going to be and so there is a lot of unknowns as we continue through the quarter. Scot Ciccarelli - RBC Capital Markets - Analyst So Kevin, a lot of those issues though are really on the cost side as opposed to the top line. Are you guys impacted by port disruptions or anything else or are you off to a softer start or is this just general conservatism because you never know when it comes to the holidays? Bob Sasser - Dollar Tree, Inc. - CEO We're excited about fourth quarter. I'll tell you that we've got terrific plans, we've got the best merchandise plans ever. So we're excited about it and frankly our momentum continues into the fourth quarter. It has just begun. We were only a couple weeks into the quarter, so hard to declare victory, but I feel really good about fourth quarter. Kevin shared with you how we plan our guidance. We try to tell you -- we try to include everything we know about our business in our guidance and then we always consider things we don't know that might happen. So our guidance is pretty good. I think you can count on us to give you the best thought at it. He's right though because we've beat -- through third quarter, we've beat and we've added that to our guidance that we gave in February and that was before we knew the pressures that we were going to have on our freight. So we've overcome the pressures that we had from freight and still beat and we have raised our guidance here because of the beat. So I think that is extra special frankly because it speaks to the execution of the model. It speaks to the management team's ability to respond by driving sales, by managing costs, by managing product for the stores and it really was a terrific quarter. Our forecast for fourth quarter is our best forecast for the things we know. It has no bearing on how excited we are. As we enter, the excitement for fourth quarter is huge. Our merchandise plans I'll just share with you, take a little more of your time, but we have terrific new product in our fourth quarter. We've got cell phone and tablet accessories for $1, all for $1, trend-right, fashion-right, things you find in other retailers for much more than $1. We've got -- by the way, with the cold weather, our winterwear is the best it's ever been. We've got the Snugadoo socks for the ladies and the gloves and the hats and the scarves and they are all just $1. So we're excited about the winterwear that we have. Our catering assortment, I don't know if anybody's following the party business, all the catering supplies that we sell, we've expanded that assortment for holiday. It's the right time, it's the right product. We've got the plated utensils, we've got the plated -- the silverplated matching plates. We've got the plated wine and champagne glasses for all your parties for the holidays and it's just going to be terrific merchandise in our stores. I could go on and on about the new items and the new product that our merchandise team is bringing to bear, but we are excited about our holiday and our Christmas sales for that reason. It is all about merchandise, it's all about stores and it's all about the customer. Scot Ciccarelli - RBC Capital Markets - Analyst All right, thanks a lot, guys. Very helpful. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 20, 2014 / 2:00PM, DLTR - Q3 2014 Dollar Tree Inc Earnings Conference Call

Operator Michael Lasser, UBS. Michael Lasser - UBS - Analyst Good morning, thanks a lot for taking my question. I'm interested in the merchandise margin and how the underlying margin slowed this quarter being better than it was last quarter. Was it that you didn't see as much of a mix shift pressure to some of the more value-oriented items that you've added or was there some other offset that drove what seemed like an improvement there? Bob Sasser - Dollar Tree, Inc. - CEO ^ So Michael, as we looked at it, I think part of it is a little bit of mix in the sense of the discretionary goods. We get a little bit of a benefit in the sense Halloween falls in the third quarter. It's a large discretionary category for us as we move through the quarter. I think, again, it's always a balance at the end of the day providing great value. It doesn't mean we had any less of the national brands. You heard us talk about the fact that we had the best anniversary sale ever with 200 items, bonus buy items, which was absolutely fantastic results for us. So we look at those things. It's always about a balancing act. The discretionary product, very, very good, as was the consumable product, but we just didn't see quite the same effect that we saw in the second quarter. But, again, it's always going to be a little give, a little taken and that's the way we've always looked at our business. Michael Lasser - UBS - Analyst And on the freight side, obviously, the labor shortage still seems to be an issue, but are you seeing some relief from lower fuel prices and do you think that that will be an offset over time? Bob Sasser - Dollar Tree, Inc. - CEO Well, it has the potential to be helpful obviously. So I'll talk about a couple different metrics here. For the third quarter, the average diesel price was down $0.13 to last year and compared to how we had forecasted it in our guidance, it was only about $0.02 different. So it was really not a big differential there. Bigger picture as we think about diesel, the metric I've pointed to in the past is that if diesel was down $1 for the full fiscal year, it would be a benefit of about $0.10 of earnings to us. There should be a little bit of help in Q4 because the differential between a year ago and where we are at today will be a little bit pronounced, more pronounced than the $0.13 we saw in Q3. But it has to move quite a bit to have a significant effect on the overall costs because the fuel is just one component of the overall trucking rate that we end up paying. Michael Lasser - UBS - Analyst That's very helpful. Let me just add one last one longer term in nature. You have CAD1.25 price points in Canada and maybe you could talk about what your learnings are from that and how they are applicable to your model in the US and the flexibility you would have with your price points in your core Dollar Tree business over time. Thank you very much. Bob Sasser - Dollar Tree, Inc. - CEO The CAD1.25 in Canada, that's Canadian dollars. So on the conversion rate, a Canadian dollar is around $0.89, something like that, $0.87 to $0.89. So we charge CAD1.25 in Canada. First of all, that was the price when we bought Dollar Giant, which was the company we bought. So we left that the same, but we left the CAD1.25 price because as the value of the product that we're selling in Canada as it relates to the US product, we are 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 20, 2014 / 2:00PM, DLTR - Q3 2014 Dollar Tree Inc Earnings Conference Call

selling a lot of the same product, so in Canada with the conversion, you actually need the CAD1.25 or need higher than $1 to make the margins work. Also the costs are -- the costs of doing business in Canada are a little higher. So we have a lot of the things in Canada that we sell in the US. We add to that product that we source in Canada or that we source especially for Canada for the CAD1.25 product and again, we're having success building the brand, we're investing in the business, we're investing in new stores and infrastructure there and have been and we will continue. We are pleased with where we're going with Canada. I wouldn't expect us to raise prices at Dollar Tree to $1.25 in the long view. I (inaudible) near term, but the long term. In the US, everything is $1 and Dollar Tree resonates. We've built that brand. We've proven that we can run it over time. Our margins are better, our values are better. Everything is $1 at Dollar Tree. So we don't have any intentions of raising our price in the US to $1.25. Michael Lasser - UBS - Analyst Okay, thank you so much and good luck with the holiday. Operator Paul Trussell, Deutsche Bank. Paul Trussell - Deutsche Bank - Analyst Good morning. Congrats on a great quarter. I just want to touch base on Canada and Deal$ stores. You certainly alluded to them earlier, but if you can just give a little bit more detail on the performance of those two smaller segments. Bob Sasser - Dollar Tree, Inc. - CEO Yes, I'll try to give you some color on the Deal$ and the Canadian stores. We had nice comps in the quarter in our Deal$. I'm going to talk about Deal$ first. Strongest comps at Deal$ were in the southeast, followed by the Midwest. Our average transaction was up in the quarter at Deal$ stores and I was pleased with that. Comps by division again were strongest and our general merchandise comps were the strongest, followed by our seasonal and then our basic. We had four big merchandising events for the quarter at Deal$ versus the three that I spoke to at Dollar Tree. At Deal$, we had the back-to-school event, Halloween event, our anniversary event and also early opening of Toyland because we have a little bit different toy business in our Deal$ stores. Speaking to those just a little bit, we had a strong back-to-school season in our core stationary departments and really an exceptional year in selling backpacks as we continue to surprise our customers with great values for that type of product. Our stores again made a quick transition from back-to-school into our fall and harvest and our anniversary sale. Our Halloween business, our candy sales were strong for the candy season. We had particularly strong seasonal sales in that category. We featured more brands than last year and the consumer reacted enthusiastically to that expanded offering. In the anniversary sale, this event featured many bonus branded value packs. Some examples were Dawn value pack and Softsoap and Lysol and Lysol Tub & Tile bonus packs and we had General Mills bonus cereal sizes and a pretty broad array of bonus buys and WOW items throughout the period of time. All of this was predominantly featured supported by our circular events and additionally we were able to support these products and the manufacturers' FSIs in our stores always trying to create more value opportunities for our customers. And lastly, our Toyland opened earlier this year, so we opened up with that in the fourth quarter featuring more favorites from the name brands, Mattel and Hasbro and other major toy manufacturers. We still are focused on this great assortment of $5 toys that we continually offer each year, but this year's assortment is even larger. We continue to grow our GM and our seasonal departments at a faster rate than our consumables, but we are focused on offering more products and a broader mix of everyday items to help make our customers' shopping trips more efficient. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 20, 2014 / 2:00PM, DLTR - Q3 2014 Dollar Tree Inc Earnings Conference Call

Talking about the mix, the consumables was over 60% of the mix at Deal$ for the quarter. That's been about what it's been running. Our average ticket at Deal$ for the quarter was $9.73. That's higher than our Dollar Tree average ticket as you might expect. We are selling more and more of those items above $1 at our Deal$ stores. The average ticket on items greater than $1 was $14.49. So the idea of driving a higher average sale for our customers offering more value on more product seems to be getting traction. 50% some of all transactions had items greater than $1 and greater than $1 items represented 50% of our Deal$ total sales. So a good quarter in Deal$, really executing on the brand and we can do better and we can continue to improve and we are learning all the time on the new concept. We are following our customers closely and trying to give them more of the things that they want. In Canada, our comp sales were driven by both average ticket and traffic. Top categories, top departments in Canada were our food department followed by snacks and beverage and then our floral department and I'm speaking in terms of comp sales increases. Our store count for the quarter, there were 205 stores in Canada, nine new stores opened in Q3, 27 new stores have opened year-to-date. We've run more and more promotions throughout the quarter. In Canada, we had a compare and save program with six compare and save events, almost 50 items. That included special buys of name brands and private label merchandise. In conjunction with these compare and save programs, we have special signing. We change these items throughout the quarter. We continue to refine our seasonal business in Canada and we see an opportunity to own the seasonal business at the CAD1.25 price point just as we do in the US at $1. Paul Trussell - Deutsche Bank - Analyst Thanks a lot for that color, Bob. I appreciate it. Just circling back quickly to margins. Kevin, you mentioned in your 10-Q this morning that payroll leveraged by about 45 basis points, operating costs leveraged by 15 bps. Is there anything as we look forward into 4Q timing wise that you think might alter the landscape there? And then in gross margins, did you or could you quantify the actual impact of freight and merchandise mix in basis points please? Kevin Wampler - Dollar Tree, Inc. - CFO Yes, so your first question really related to the SG&A and we had terrific results as it relates to SG&A in the third quarter with about 80 basis points of leverage, which is probably even a little more than we might have expected. And as I've said, if you go back and look at the first quarter, on a 2 comp, we got 40 basis points of leverage in SG&A and I said it was probably maybe more than we would expect on a normal basis, so there's always gives and takes at the end of the day. We did have, as you said, store payroll. We leveraged that. When you do a 6 comp and you are not planning for a 6 comp necessarily right out-of-the-box, you will definitely tend to gain a little momentum there. We talked about healthcare costs being one of the benefits this year. If you remember a year ago at this time, we were actually talking about healthcare costs being up. As a reminder, we are self-insured basically. So last year, we had more large unusual claims than normal. This year, while we've had some, they haven't been to the same extent, so you get a little bit of dichotomy there year-over-year. I think as we go -- so we probably got a little bit more leverage in the third quarter than maybe I would've even expected and so obviously the guidance doesn't plan it to that extent going forward, not surprisingly. On the gross margin side as far as the freight, the freight was really the majority of the change basically. The 40 basis decrease was pretty much -- the majority of that was freight. There were also, as we said, some other pluses and minuses. Mix was a little bit negative, IMU a little bit positive and a little bit of occupancy benefit leverage. So freight was really the driver of the decrease. Paul Trussell - Deutsche Bank - Analyst Great, thank you for the color. 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 20, 2014 / 2:00PM, DLTR - Q3 2014 Dollar Tree Inc Earnings Conference Call

Operator Matt Nemer, Wells Fargo Securities. Matt Nemer - Wells Fargo Securities - Analyst Good morning, everyone. Congrats on a great quarter. Your S-4 had some planning assumptions for 2015 and 2016, which included an acceleration in new store growth and an improvement in gross margin. I realize that that wasn't guidance, but I'm wondering if you could talk to the thought process behind those assumptions. Kevin Wampler - Dollar Tree, Inc. - CFO Matt, I think you're exactly right. They are not guidance. We have not obviously given guidance to 2015 or thereafter at this point in time. Those are based upon certain plans, but, again, I don't look to them as guidance. We will obviously give you some guidance for 2015 in about three months from now and I think we'll be able to speak more in terms then. Matt Nemer - Wells Fargo Securities - Analyst Okay. And then November was -- I think was the weakest month last year in the fourth quarter. Is it fair to assume that you are running stronger than the Q3 comp so far this quarter? Is that a reasonable assumption? Bob Sasser - Dollar Tree, Inc. - CEO Well, I think November was affected by a calendar shift last year. Thanksgiving shifted. So last year was one of those bad calendar years and by the time you get to the end, it all sort of comes out. I wouldn't look at the trend versus November as being relevant because the calendar shift this year is much more normalized. I think we have one more day between, in December, between Thanksgiving and Christmas (inaudible). Matt Nemer - Wells Fargo Securities - Analyst Okay. And then just lastly, any thoughts on the freezer cooler rollout over the next 12 months? Will it accelerate, decelerate about the same? Bob Sasser - Dollar Tree, Inc. - CEO I think this year, as we've said, 460 freezer and cooler projects, installs. A larger portion of the installs are going into new stores than they were a few years ago. As a reminder, the things that limit us from adding freezers and coolers to a store could be store size. If it's not bigger than 8,000 square feet, it's hard for us to have the room to do a good job with our freezers and coolers. In some instances, we're restricted from having freezers and coolers by other retailers in the shopping center where we're at and then we typically have a sales volume hurdle that we apply as well within the mix. So we'd love to add the freezers and coolers. We've said it drives traffic and as we've said historically, we tend to see a 5% to 10% lift on the store, but that's not just in the consumables side; it's across all categories. So it's been a very good driver of sales on an overall basis and frequency of trips by our consumers. So it will continue to be an important part of how we look to go forward. Matt Nemer - Wells Fargo Securities - Analyst Okay, thanks, guys. Have a great holiday season. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 20, 2014 / 2:00PM, DLTR - Q3 2014 Dollar Tree Inc Earnings Conference Call

Operator Meredith Adler, Barclays. Meredith Adler - Barclays Capital - Analyst Thanks for taking my question. Good morning. Congratulations on a very nice quarter. A lot of my questions have been asked, but I'd like to just talk to you a little bit about real estate and when you talked about your CapEx, you reiterated the fact that you're spending money on -- why did my mind just go blank -- fee development and I'm assuming that the fee development is for standalone stores or stores that you're building yourself, that's what it means. Is there some kind of a shift, even a modest shift in the real estate for the Dollar Tree stores or does that spending tie to Canada or Deal$? Bob Sasser - Dollar Tree, Inc. - CEO Fee development is part of our overall growth strategy and we like fee development from the standpoint that sometimes within a retail node, there's just not in-line space available and sometimes we can find a parcel of land that's in a good location, gives us a lot of exposure to the traffic, the retail traffic and it allows us to build a box that we really like, a 10,000 square-foot box. It lays out our linears really well and our adjacencies for our merchandising and it really allows us to put our best foot forward. The other thing, because we are on -- we control the piece of land, we obviously are not restricted from having freezers and coolers, so we can have a nice freezer and cooler presentation. And what we've seen over the portfolio that we've built to this point, which is still a very small subset of the total, is that they perform very well from a sales perspective and we really like what we've been able to do there. So they do continue to be a part of the way we look at our real estate strategy. Again, it's more capital to do that, but, in this case, when we have the capital, it's just a nice way to go and it obviously allows us to continue to grow at the rate we'd like to grow, which is that 7% square footage growth here or a little more. So I think that's the way we think about it, Meredith. Meredith Adler - Barclays Capital - Analyst And you did mention that when you have a standalone store, it's in a retail node where there is a lot of other retailers. Do you think that the experience with fee development stores allows you more sites to open up? Are you restricted the way you have been by the number of heavily trafficked shopping centers? Bob Sasser - Dollar Tree, Inc. - CEO I think it's just another avenue of growth. It's another arrow in the quiver, so to speak, of a way to open stores. When you are opening -- when you are doing 450 projects a year, in-line space is not always available where you're looking at it, where you're looking to grow where we don't have stores as the real estate team works through the optimization plans of looking at where we have opportunities to open stores. So it's becoming an important aspect the way we look at it and as we've said, what we really like is the fact that you get a really good looking store that, to this point, has performed above average from a sales per square foot and a pro forma basis. So that tells us that we're doing something right. Meredith Adler - Barclays Capital - Analyst But you're not going to up your 7,000 target? 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 20, 2014 / 2:00PM, DLTR - Q3 2014 Dollar Tree Inc Earnings Conference Call

Bob Sasser - Dollar Tree, Inc. - CEO We haven't at this point in time. I think it's there to be looked at. It's something we think about. We haven't updated that number in probably -- Kevin Wampler - Dollar Tree, Inc. - CFO Ever. Bob Sasser - Dollar Tree, Inc. - CEO Meredith, we've been saying that for 15 years I guess. It's probably time to -- we were just talking about that. It's probably time to go back and revisit that because the world has changed and we've changed our stores, we've changed the way we go to market and we serve more customers now and the 7,000 stores was Dollar Tree stores. Our Canadian stores now, that's 1000 store potential. So that brings it to 8,000 stores and then the Deal$ stores increases that number, but it's probably time to go back and do some work on that. It's going to end up being -- it will be more potential than less potential though. I wouldn't be able to quantify that yet, but it is probably time to revisit that number. I don't know how many years we've been saying that, but it's been a long time. Meredith Adler - Barclays Capital - Analyst Yes, it has. Thank you. Operator That does conclude our question-and-answer session today. I would now like to turn the call back over to Mr. Randy Guiler for any additional or closing remarks. Randy Guiler - Dollar Tree, Inc. - VP, IR Thank you for joining us for today's call and especially for your continued interest in Dollar Tree. Our next earnings conference call is scheduled for Wednesday, February 25, 2015. Have a great day. Operator That does conclude today's conference. Thank you for your participation. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2014, Thomson Reuters. All Rights Reserved. 5293482-2014-11-20T15:40:30.240 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 20, 2014 / 2:00PM, DLTR - Q3 2014 Dollar Tree Inc Earnings Conference Call

Important Information for Investors and Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In con- nection with the proposed merger between Dollar Tree and Family Dollar, on October 27, 2014, Dollar Tree filed with the Secu- rities and Exchange Commission (SEC) amendment no. 3 to the registration statement on Form S-4 that included a definitive proxy statement of Family Dollar that also constitutes a prospectus of Dollar Tree. The registration statement has been declared effective by the SEC, and the definitive proxy statement/prospectus is being delivered to stockholders of Family Dollar and was supplemented on November 3, 2014. INVESTORS AND SECURITY HOLDERS OF FAMILY DOLLAR ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are able to obtain free copies of the registration statement and the defini- tive proxy statement/prospectus (when available) and other documents filed with the SEC by Dollar Tree and Family Dollar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Dollar Tree will be available free of charge on Dollar Tree’s internet website at www.DollarTree.com under the heading “Investor Relations” and then under the heading “Download Library” or by contacting Dollar Tree’s Investor Relations Department at 757-321-5284. Copies of the documents filed with the SEC by Family Dollar will be available free of charge on Family Dollar’s internet website at www.FamilyDollar.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Family Dollar’s Investor Relations Department at 704-708-2858. Participants in the Solicitation Dollar Tree, Family Dollar, and their respective directors, executive officers and certain other members of management and em- ployees may be deemed to be participants in the solicitation of proxies from the holders of Family Dollar common stock in re- spect of the proposed merger between Dollar Tree and Family Dollar. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger are set forth in the proxy statement/prospectus filed with the SEC. You can find information about Dollar Tree’s and Family Dollar’s directors and executive officers in their respective definitive proxy statements filed with the SEC on May 12, 2014 and December 6, 2013, respectively. You can obtain free copies of these documents from Dollar Tree or Family Dollar using the contact information above. Forward Looking Statements Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about our current and future pro- spects and our operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements contained herein include assumptions about our operations, such as cost controls and market conditions, and certain plans, activities or events which we expect will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar, the financing of the proposed transaction, the benefits, results, effects, timing and certainty of the proposed transaction, future financial and operating results, expectations concerning the antitrust review process for the proposed transaction and the combined company’s plans, objectives, expectations (financial or otherwise) and intentions. Risks and uncertainties related to the proposed merger include, among others: the risk that Family Dollar’s stockholders do not approve the merger; the risk that the merger agreement is terminated as a result of a competing proposal; the risk that regulatory approvals required for the merger are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of the merger are not satisfied; the risk that the financing re- quired to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, in- cluding those resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; compet- itive responses to the proposed merger; response by activist stockholders to the merger; costs and difficulties related to the inte- gration of Family Dollar’s business and operations with Dollar Tree’s business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the merger; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the calculations of, and factors that may impact the calcu- lations of, the acquisition price in connection with the proposed transaction and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; unexpected costs, charges or expenses result- ing from the merger; litigation relating to the merger; the outcome of pending or potential litigation or governmental investiga-

tions; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Consequent- ly, all of the forward-looking statements made by Dollar Tree, in this and in other documents or statements are qualified by fac- tors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “A Warning About Regarding Forward-Looking Statements” and “Risk Factors” in Dollar Tree’s Annual Report on Form 10-K for the fiscal year ended Febru- ary 1, 2014, Dollar Tree’s Quarterly Reports on Form 10-Q for the quarters ended May 3, 2014,August 2, 2014 and November 1, 2014, and other reports filed by Dollar Tree with the SEC, which are available at the SEC’s website http://www.sec.gov. Please read our “Risk Factors” and other cautionary statements contained in these filings. Readers are cautioned not to place un- due reliance on these forward-looking statements, which speak only as of the date hereof. Dollar Tree undertakes no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results ex- pressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and our financial condition and results of operations could be materially adversely affected.